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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
(Amendment No. 1)
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
MoneyGram International, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1550 Utica Avenue South, Suite 100

Address of Principal Executive Office (Street and Number)
Minneapolis, Minnesota 55416

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”) cannot be filed within the prescribed time period without unreasonable effort or expense. On February 12, 2008, the Registrant filed a Current Report on Form 8-K disclosing that it had entered into a definitive agreement relating to a comprehensive recapitalization (“Recapitalization”) of the Registrant. The principal reasons for the delay in filing the Form 10-K relate to the significant commitment of the Registrant’s accounting and finance personnel’s time and resources to the Recapitalization and related matters. When the Registrant filed a Form 12b-25 on February 29, 2008, it was anticipated that the Form 10-K would be filed on or before March 17, 2008. On March 11, 2008, the Registrant filed a Current Report on Form 8-K disclosing that it had amended its previously announced definitive agreement relating to the Recapitalization. Due to the amendment and the continued significant commitment of the Registrant’s accounting and finance personnel’s time and resources to the Recapitalization, the Registrant no longer anticipates the Form 10-K will be filed by March 17, 2008. The Registrant currently anticipates that the Form 10-K will be filed promptly after funding of the Recapitalization, which is contingent upon certain conditions being met by the Registrant.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jean C. Benson	952	591-3000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in the Current Report on Form 8-K filed by the Registrant on January 15, 2008, the Registrant will be recording significant other-than-temporary impairment charges from its investment portfolio against earnings in the fourth quarter of 2007. While the Registrant’s year-end closing process and the related audit by the Registrant’s independent registered public accounting firm are not yet completed, the Registrant estimates that it will record approximately $1.2 billion of other-than-temporary impairments in the fourth quarter of 2007.

MoneyGram International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2008	By	Jean C. Benson

Jean C. Benson
Senior Vice President and Controller